December 1, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Larry Spirgel

Re:	Leisure Acquisition Corp.

Registration Statement on Form S-1

Filed November 3, 2017, as amended

File No. 333-221330

Dear Mr. Spirgel:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the several underwriters, hereby joins in the request of Leisure Acquisition Corp. that the effective date of the above-referenced Registration Statement not occur on November 30, 2017, as previously requested in our letter to you dated November 28, 2017, and instead be accelerated so as to permit it to become effective at 9:00 a.m. Washington D.C. time on December 1, 2017, or as soon thereafter as practicable.

* * *

[signature page follows]

Very truly yours,

Morgan Stanley & Co. LLC,
as Representative of the Several Underwriters

By:	/s/ Jon Sierant
Name:	Jon Sierant
Title:	Executive Director

[Signature Page to Underwriter Acceleration Request Letter]